                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549

                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934


                                Eastern Company
                                ---------------
                                 Name of Issuer


                              Common, No Par Value
                              --------------------
                         (Title of Class of Securities)


                                  276317-10-4
                                  -----------
                                 (CUSIP Number)



    Check the following box if a fee is being paid with this statement [  ]


                               Page 1 of 8 Pages

CUSIP NO. 276317-10-04                                         Page 2 of 8 Pages

--------------------------------------------------------------------------------
1)   Names of Reporting Persons        BankBoston Corporation
     S.S. or I.R.S. Identification     (04-2471221)
     Nos. of Above Persons
--------------------------------------------------------------------------------
2)   Check the Appropriate Box         (a)
     if a Member of a Group            (b)
     (See Instructions)
--------------------------------------------------------------------------------
3)   SEC Use Only
--------------------------------------------------------------------------------
4)   Citizenship or Place of
     Organization                      Holding Company-Massachusetts
--------------------------------------------------------------------------------
Number of Shares            (5)  Sole Voting Power                      429,221
Beneficially                (6)  Share Voting Power                       2,000
Owned by Each               (7)  Sole Dispositive
Reporting Person                 Power                                  317,124
With                        (8)  Shared Dispositive
                                 Power                                  114,097
--------------------------------------------------------------------------------
9)   Aggregate Amount Beneficially
     Owned by Each Reporting Person                                     431,221
--------------------------------------------------------------------------------
10)  Check if the Aggregate Amount
     In Row (9) Excludes Certain
     Shares (See Instructions)
--------------------------------------------------------------------------------
11)  Percent of Class Represented
     by Amount in Row 9                                                      18%
--------------------------------------------------------------------------------
12)  Type of Reporting Person
     (See Instructions)         HC

CUSIP NO. 276317-10-4                                          Page 3 of 8 Pages

--------------------------------------------------------------------------------
1)   Names of Reporting Persons        BankBoston, National Association
     S.S. or I.R.S. Identification     (04-2472499)
     Nos. of Above Persons
--------------------------------------------------------------------------------
2)   Check the Appropriate Box         (a)
     if a Member of a Group            (b)
     (See Instructions)
--------------------------------------------------------------------------------
3)   SEC Use Only
--------------------------------------------------------------------------------
4)   Citizenship or Place of
     Organization                      Bank - USA
--------------------------------------------------------------------------------
Number of Shares             (5)  Sole Voting Power                      429,221
Beneficially                 (6)  Share Voting Power                       2,000
Owned by Each                (7)  Sole Dispositive
Reporting Person                  Power                                  317,124
With                         (8)  Shared Dispositive
                                  Power                                  114,097
--------------------------------------------------------------------------------
9)   Aggregate Amount Beneficially
     Owned by Each Reporting Person                                      431,221
--------------------------------------------------------------------------------
10)  Check if the Aggregate Amount
     In Row (9) Excludes Certain
     Shares (See Instructions)
________________________________________________________________________________
11)  Percent of Class Represented
     by Amount in Row 9                                                      18%
________________________________________________________________________________
12)  Type of Reporting Person
     (See Instructions)         BK

                                                               Page 4 of 8 Pages


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                       SCHEDULE 13G UNDER THE SECURITIES
                              EXCHANGE ACT OF 1934

Item 1.

   (a)   Name of Issuer:               Eastern Company
         ---------------
   (b)   Address of Issuer's           112 Bridge Street
         -------------------           Naugatuck, CT  06770
         Principal Executive
         -------------------
         Office:
         ------

Item 2.
   (a)   Name of Person                BankBoston Corporation
         --------------                on its own behalf as indirect owner and
         Filing:                       on behalf of its subsidiary,
         ------                        BankBoston National Association.

   (b)   Address of Principal          100 Federal Street
         --------------------          Boston, Massachusetts  02110
         Business Office or, if
         ----------------------
         none, Residence:
         ---------------

   (c)   Citizenship:                  Holding Company - Massachusetts
         -----------                   Bank - USA

   (d)   Title Class of
         --------------
         Securities:                   Common, No Par Value
         ----------

   (e)   CUSIP Number:                 276317-10-4
         ------------

Item 3.

        This statement is filed pursuant to Rule 13d-1(b). The persons filing are a parent holding company, in accordance with Reg. section 240.13d-1(b)(ii)(G), and a bank, in accordance with Reg. section 240.13d-1(b)(ii)(B) of the Securities Exchange Act of 1934.

Item 4. Ownership:
        ---------

   (a)  Amount Beneficially
        -------------------
        Owned:                         See Item 9, Cover Page
        -----

   (b)  Percent of Class:              See Item 11, Cover Page
        ----------------

   (c)  Number of Shares as to Which
        ----------------------------
        Such Person Has
        ---------------
        (i)   Sole Power to Vote or to Direct the vote
        (ii)  Shared Power to Vote or to Direct the vote
        (iii) Sole Power to Dispose or Direct the Disposition of:
        (iv)  Shared Power to Dispose to or Direct the Disposition of:

                                 For (c), see Item 5-8, Cover Page

                                                               Page 5 of 8 Pages

Item 5. Ownership of Five Percent or less of a Class.
        --------------------------------------------

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person:
        ---------------------------------------------------------------

        Not Applicable.

Item 7. Identification and Classification of the Subsidiary which has Acquired
        ----------------------------------------------------------------------
        the Security Being Reported on by the Parent Holding Company:
        ------------------------------------------------------------

        Bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934.

Item 8. Identification and Classification of Member of the Group.
        --------------------------------------------------------

        Not Applicable.

Item 10. CERTIFICATION:
         -------------

         See Exhibit A

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, completed and correct.

   Date:  February 16, 1999
   BankBoston Corporation

   By:
      ------------------------------

   Name:  Robert T. Jefferson
          --------------------------
   Print

   Title:  Comptroller
           -----------

                                                               Page 6 of 8 Pages


BankBoston, National Association


By:
   ----------------------------------


Name: Robert H. Frey
      -------------------------------
Print:


Title:  Chief Fiduciary Officer, Private Banking
        ----------------------------------------

                                                               Page 7 of 8 Pages

                                   EXHIBIT A
                                   ---------

                                   AGREEMENT


     The undersigned hereby agree, pursuant to Section 240.13d-1(f)(1) that BankBoston Corporation may file a Schedule 13G pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, and all amendments to such Schedule, with respect to shares of Eastern Company Common Stock, No Par Value, on behalf of itself and BankBoston, National Association.


Dated:  February 16, 1999

BankBoston Corporation


By:
   -------------------------------
     Robert T. Jefferson
     Comptroller

                                                               Page 8 of 8 Pages

BankBoston, National Association

By:
   ---------------------------------

Name: Robert H. Frey
      -------------------------------
Print:

Title:  Chief Fiduciary Officer,
        Private Banking


              INCUMBENCY CERTIFICATE OF AUTHORIZED REPRESENTATIVE


     I, the undersigned, Michael R. Garfield, Assistant Secretary of the Board of Directors of BankBoston, National Association, do hereby certify that Robert
H. Frey, is duly elected Chief Fiduciary Officer of Private Banking and also has the power and authority to sign the attached Statements on Schedule 13G in the name and on behalf of the Bank.

     In witness whereof, I have set my hand and seal of the Bank this ___th day of February, 1999.


                                 By:
                                    ---------------------------------
                                    Michael R. Garfield
                                    Assistant Secretary of the
                                    Board of Directors